SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August, 2005

ECTEL LTD.
(Translation of Registrant’s Name into English)

43 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F [X]            Form 40-F [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

     Yes [   ]                       No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

ECTEL LTD.

NOTICE OF 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 26, 2005

To the Shareholders of ECtel Ltd. (the “Company,” “we,” “our” or “us”):

Notice is hereby given that the 2005 Annual General Meeting of Shareholders (the “Annual Meeting”) of the Company will be held on Monday, September 26, 2005, at 5:00 p.m. (Israel time) at the offices of the Company, 10 Amal Street, Afek Industrial Park, Rosh-Ha’ayin, Israel, for the following purposes:

1.	Re-election of each of Harel Beit-On, Giora Bitan, Rami Entin and Eitan Naor to the Board of Directors of the Company;

2.	Re-appointment of Somekh-Chaikin, a member of KPMG International, as the Company's auditors and authorization of the Board of Directors to determine such auditors' compensation;

3.	Amendment of our Articles of Association in order to enable us to indemnify, insure and exculpate our officers and directors to the maximum extent permitted under Israeli law

4.	Review of our audited financial statements for the year ended December 31, 2004; and

5.	Transaction of such other business as may properly come before the Annual Meeting or any adjournment thereof.

Shareholders of record at the close of business on August 8, 2005 are entitled to notice of, and to vote at, the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person. Shareholders who are unable to attend the Annual Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in no event later than 72 hours prior to the time set for the Annual Meeting) in the pre-addressed envelope provided. Shareholders who attend the Annual Meeting may revoke their proxies and vote their shares in person. Joint holders of shares should take note that, pursuant to Article 32 of the Amended and Restated Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share or shares, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders.

By Order of the Board of Directors,

HADAR SOLOMON

Vice-President, General Counsel & Corporate Secretary

Rosh-Ha’ayin, Israel

Date: August 22, 2005

PROXY STATEMENT

ECTEL LTD.

10 AMAL STREET, AFEK INDUSTRIAL PARK, ROSH-HA’AYIN, ISRAEL

2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, nominal value NIS 0.04 per share (the “Ordinary Shares”), of ECtel Ltd. (the “Company,” “we,” “our” or “us”) in connection with the solicitation by the Board of Directors of proxies for use at the 2005 Annual General Meeting of Shareholders (the “Annual Meeting”), or at any adjournments thereof, pursuant to the accompanying Notice of 2005 Annual General Meeting of Shareholders. The Annual Meeting will be held on Monday, September 26, 2005, at 5:00 p.m. (Israel time) at the offices of the Company, 10 Amal Street, Afek Industrial Park, Rosh-Ha’ayin, Israel.

The Annual Meeting is convened for the following purposes:

1.	Re-election of each of Harel Beit-On, Giora Bitan, Rami Entin and Eitan Naor to the Board of Directors of the Company;
2.	Re-appointment of Somekh-Chaikin, a member of KPMG International, as the Company's auditors and authorization of the Board of Directors to determine such auditors' compensation;
3.	Amendment of our Articles of Association in order to enable us to indemnify, insure and exculpate our officers and directors to the maximum extent permitted under Israeli law;
4.	Review of our audited financial statements for the year ended December 31, 2004; and
5.	Transaction of such other business as may properly come before the Annual Meeting or any adjournment thereof.

We are not aware of any other matters that will come before the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Annual Meeting and a return envelope for the proxy are enclosed.

Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 72 hours prior to the Annual Meeting, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described in Items 1 through 4 above, and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Annual Meeting or any adjournment thereof.

Proxies for use at the Annual Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on August 8, 2005 will be entitled to vote at the Annual Meeting. Proxy materials are being mailed to shareholders on or about August 22, 2005 and proxies will be solicited by the Company primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On June 30, 2005, the Company’s outstanding share capital was comprised of 18,151,174 Ordinary Shares, each of which entitled the holder thereof to one vote in respect of each of the matters to be presented at the Annual Meeting. Pursuant to the Company’s Amended and Restated Articles of Association, two or more holders who hold in the aggregate at least twenty five percent (25%) of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote, will constitute a quorum at the Annual Meeting.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information, as of August 10, 2005, concerning (i) person(s) or entity(ies) known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by all directors and officers of the Company as a group:

	Shares Beneficially Owned
Name	Number	Percentage

Koor Industries Ltd. (1)	3,937,449	21.69%
ECI Telecom Ltd. (2)	2,890,325	15.92%
FMR Corp. (3)	2,439,662	13.44%
Royce & Associates, LLC (4)	1,399,900	7.71%
Clal Electronics Industries Ltd. (5)	1,067,556	5.88%
Merrill Lynch Investment Managers Group Limited	955,690	5.27%
Directors and Executive Officers as a Group (13 persons) (6)	305,548	1.68%

_____________________________

(1) Represents (i) 369,035 Ordinary Shares and currently exercisable warrants to purchase 1,000,000 Ordinary Shares at an exercise price of $24 per share and 250,000 Ordinary Shares at an exercise price of $28 per share, held by Telrad Networks Ltd., which is a subsidiary of Koor Industries Ltd., and (ii) 2,318,414 Ordinary Shares held by M.A.G.M. Chemistry Holdings Ltd., which is a subsidiary of Koor Industries Ltd. M.A.G.M. is a shareholder of ECI Telecom Ltd. (“ECI”) and received its Ordinary Shares through the distribution in May 2004 by ECI to its shareholders of Ordinary Shares held by it. Koor Industries Ltd. is an Israeli corporation whose ordinary shares are traded on the Tel Aviv Stock Exchange and whose ADRs (American Depositary Rights) are traded on the New York Stock Exchange.

(2) These Ordinary Shares have been pledged by ECI to banks to secure indebtedness under a credit facility agreement. Mr. Giora Bitan, who serves as our director and also as an officer of ECI, may be deemed to beneficially own the Ordinary Shares held by ECI by virtue of his position with ECI. However, he disclaims beneficial ownership of these Ordinary Shares. We were initially a wholly-owned subsidiary of ECI. After the completion of our initial public offering in October 1999, ECI owned approximately 74% of our Ordinary Shares. In March 2002, ECI sold 1,572,175 Ordinary Shares to institutional investors in a private placement, which reduced its interest in us to approximately 59%. In May 2004, ECI distributed 7,600,000 Ordinary Shares to its shareholders, of which approximately 550,000 Ordinary Shares, which were withheld by ECI pursuant to Israeli tax law, were placed in an irrevocable trust with instructions to sell on the Nasdaq Stock Market to reimburse the tax payable by ECI to the Israeli government, subject to the terms of the trust and applicable securities laws. The trust is the record owner of the withheld Ordinary Shares, and ECI is the sole beneficiary with respect to the proceeds of the sale of Ordinary Shares held by the trust. ECI does not have any voting rights with respect to the Ordinary Shares held in the trust.

(3) Based on a report of FMR Corp. sent to us, containing information as of July 6, 2005. FMR Corp. owns Fidelity Management & Research Company, a registered investment adviser that manages various registered investment companies that own some of our Ordinary Shares. One such investment company is a shareholder of ECI and received Ordinary Shares through the distribution in May 2004 by ECI to its shareholders of Ordinary Shares held by it. FMR Corp. also owns Fidelity Management Trust Company, a bank that owns some of our Ordinary Shares. Edward C. Johnson the Third and other members of his family are the predominate owners of, and may be deemed to form a controlling group of, FMR Corp.

(4) Based on a Schedule 13D filed with the SEC in February 2004, containing information as of December 31, 2003.

(5) Clal Electronics Industries Ltd. (“Clal”) is a wholly owned subsidiary of Clal Industries & Investments Ltd. (“CII”). CII is controlled by IDB Development Corporation Ltd. (“IDBD”), which, in turn, is controlled by IDB Holding Corporation (“IDBH”). Clal is a shareholder of ECI and acquired its ECtel shares in ECI’s share distribution in May 2004. In addition to Clal’s holdings, based upon reports received by us,  various entities within the aforesaid group beneficially own our shares as a result of ECI’s distribution, as follows:  IDBD (7,015 shares); Badal Securities Ltd. (“Badal”), a wholly owned subsidiary of IDBH (7,015 shares); Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”), a majority-owned subsidiary of IDBD (2,926 shares); and PEC Israel Economic Corporation (“PEC”), a wholly owned US subsidiary of Discount Investment Corporation Ltd. (“DIC”), a company controlled by IDBH (1,167 shares). CII, IDBD, IDBH, Clal Insurance and DIC are all Israeli corporations whose shares are publicly traded on The Tel Aviv Stock Exchange.

Based upon reports received by us, since May 19, 2003, IDBH is controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (who is the chairman of IDBH, IDBD, CII and DIC) and his sister Shelly Dankner-Bergman (who is a director of IDBH, IDBD, CII and DIC), which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments – IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD, CII and DIC), which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat (whose son, Zvi Livnat, is a director of IDBH, IDBD, CII and DIC), which holds 10.34% of the equity of and voting power in IDBH.  Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Ms. Bergman owns approximately 4.75% of the equity and voting power of IDBH.

Based on the foregoing, IDBH (by reason of its control of IDBD), Ganden, Manor and Livnat (by reason of their control of IDBH), Mr. Dankner, Ms. Bergman, Ms. Manor and Mr. A. Livnat (by reason of their control, respectively, of Ganden, Manor and Livnat) may be deemed to share the power to vote and dispose: (i) with IDBD (by reason of its control of CII and Clal), CII and Clal, of the ECtel shares held by Clal; (ii) with Badal, of the ECtel shares held by Badal; (iii) with IDBD, of the ECtel shares held by IDBD; (iv) with IDBD and Clal Insurance, of ECtel shares held by Clal Insurance; and (v) with IDBD, DIC and PEC, of the ECtel shares held by PEC.

(6) Includes 305,496 Ordinary Shares underlying options that are either currently exercisable or that will become exercisable within 60 days after the date of this Proxy Statement. Excludes Ordinary Shares that are held by ECI and may be deemed to be beneficially owned by Mr. Giora Bitan, who serves as our director and also as an officer of ECI, by virtue of his position with ECI. Mr. Bitan disclaims beneficial ownership of such Ordinary Shares (see footnote 2 above). Also excludes (i) an aggregate of 233,873 Ordinary Shares that are beneficially owned by Carmel V.C. Ltd. (“Carmel”) and various entities affiliated therewith, and (ii) an aggregate of 301,923 Ordinary Shares underlying options that are beneficially owned by Carmel that are either currently exercisable or that will become exercisable within 60 days after the date of this Proxy Statement, which may be deemed to be beneficially owned by Mr. Harel Beit-On, the Chairman of our Board of Directors, by virtue of his positions with Carmel. Mr. Beit-On disclaims beneficial ownership of such Ordinary Shares.

PROPOSED RESOLUTIONS

ITEM 1 - RE-ELECTION OF DIRECTORS

The Company has a board of six (6) directors, including two “external directors”. Those directors who are not external directors are elected annually. The Board of Directors has nominated the persons named and described below to be elected as directors. All of these individuals currently serve as directors of the Company.

The nominees and certain information about them is set forth below:

Harel Beit-On has served as the Chairman of the Board of Directors since June 2004. Mr. Beit-On has served as Chairman of the board of directors of Tecnomatix Technologies Ltd. (NasdaqNM: TCNO) (“Tecnomatix”) since December 2001 and as a director since 1999. From 1996 until February 2004, Mr. Beit-On served as Tecnomatix’ Chief Executive Officer. Mr. Beit-On also served as Tecnomatix’ President from 1995 until October 2002. From 1994 to 1996, Mr. Beit-On served as Tecnomatix’ Chief Operating Officer. Between 1991 and 1994, Mr. Beit-On served as Tecnomatix’ Executive Vice President of Sales and Engineering. From 1988 to 1991, Mr. Beit-On served as President of Tecnomatix’ United States Sales and Support subsidiary. From 1985 to 1988, Mr. Beit-On served in various marketing positions with Tecnomatix. Mr. Beit-On holds a B.A. degree in Economics from the Hebrew University and an M.B.A. degree from MIT.

Giora Bitan has served as one of our directors since October 2002.  Mr. Bitan has served as Executive Vice President and Chief Financial Officer of ECI since joining ECI on August 1, 2002.  From 1997 to 2002, Mr. Bitan was a general partner at Giza Venture Capital, where he focused on investments in the communications and software sectors.  From 1982 until 1996, he served in senior management positions in Scitex Corporation Ltd., nine years of which he served as Executive Vice President and CFO.  Mr. Bitan holds an M.B.A. from the University of California at Los Angeles and a B.A. in Economics and International Relations from the Hebrew University, Jerusalem.

Rami Entin has served as one of our directors since June 2004. From 2001 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data. From 1999 until 2001, Mr. Entin was

Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations. From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations. From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields. Mr. Entin is a director of Maccabee-Dent, which is engaged in the management and operation of dental clinics, and is an external director of Solomon Holdings Ltd., an Israeli publicly traded construction company. Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

Eitan Naor has served as our President and Chief Executive Officer since February 2004 and as one of our directors since June 2004. Prior to February 2004, he worked at Amdocs Limited, where he served as Division President, OSS & Order Management Systems, from 2002 to 2004 and as Vice

President, Customer Care and Billing from 1999 to 2002. From 1996 to 1999, Mr. Naor served as Vice President, Oracle Applications at Oracle Israel and from 1993 to 1996 he served as Head of Professional Services at Hewlett Packard Israel. Mr. Naor holds a B.A. degree in Economics from the Tel-Aviv University and an M.B.A. in Strategic Management from the Hebrew University in Jerusalem.

It is proposed that the following Resolution be adopted at the Annual Meeting:

“RESOLVED, that Harel Beit-On, Giora Bitan, Rami Entin and Eitan Naor be, and each of them hereby is, re-elected to the Board of Directors.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing Resolution.

The Board of Directors recommends a vote FOR the re-election of each of the foregoing nominees.

ITEM 2 – RE-APPOINTMENT OF AUDITORS AND AUTHORIZATION OF THE BOARD TO DETERMINE THE AUDITORS’ COMPENSATION

It is proposed to re-appoint Somekh-Chaikin, a member of KPMG International, independent public accountants in Israel, as our independent auditors until the next annual general meeting. Somekh-Chaikin has no relationship with the Company or with any affiliate of the Company, except as auditors. The shareholders will also be asked to authorize the Board of Directors to approve the compensation of the auditors, which compensation has been approved by the Company’s Audit Committee.

It is proposed that at the Annual Meeting the following Resolution be adopted:

“RESOLVED, that Somekh-Chaikin, a member of KPMG International, independent public accountants in Israel, be, and they hereby are, appointed as auditors of the Company until the next annual general meeting; and that the Board of Directors of the Company be, and hereby is, authorized to determine Somekh-Chaikin’s compensation, which compensation has been approved by the Audit Committee thereof.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving the re-appointment of Somekh-Chaikin, a member of KPMG International, independent public accountants in Israel, as our independent auditors until the next annual general meeting, and authorizing the Board of Directors to approve the auditors’ compensation.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 3 – AMENDMENT OF OUR ARTICLES OF ASSOCIATION IN ORDER TO ENABLE US TO INDEMNIFY, INSURE AND EXCULPATE OUR OFFICERS AND DIRECTORS TO THE MAXIMUM EXTENT PERMITTED UNDER ISRAELI LAW

In March 2005, the Israeli Companies Law – 1999 was amended for the first time since its adoption in 1999. Some of the adopted amendments expanded the type of liabilities, costs and expenses for which Israeli companies can indemnify, insure or exculpate their officers and directors. For example, the law was amended to enable companies to indemnify an “office holder” (which includes its directors and executive officers) against reasonable litigation expenses, including attorney’s fees, paid or incurred by the office holder in connection with an investigation or proceeding instituted against him or her by an authority that is authorized to conduct such investigation or proceeding, which proceeding was (a) resolved without an indictment against the office holder and without the imposition on the office holder of a financial obligation in lieu of a criminal proceeding, or (b) resolved without the filing of an indictment against the office holder even though a financial obligation was imposed on him or her in lieu of a criminal proceeding in respect of an offense that does not require proof of criminal intent.

In order to allow the Company to offer this broader protection to its office holders, it is proposed that at the Annual Meeting the following resolution be approved:

“Resolved, to replace Sections 70(b), 70(c) and 70(d) of the Company’s Articles of Association such that such provisions shall state as follows:

70(b)   The Company may prospectively exculpate an Office Holder from all or some of the Office Holder’s responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company to the fullest extent permitted by the Companies Law.

70(c)   The Company may indemnify an Office Holder in respect of an obligation or expense imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, to the fullest extent permitted by the Companies Law.

70(d)   The Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, to the fullest extent permitted by the Companies Law.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving this amendment to the Company’s articles of association.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

OTHER BUSINESS

The Board of Directors will present to the Annual Meeting the Audited Consolidated Financial Statements of the Company and its subsidiaries for the year ended December 31, 2004, a copy of which is attached hereto. Our Audited Consolidated Financial Statements are enclosed, but are not part of the proxy solicitation material.

Other than as set forth above, management knows of no business to be transacted at the Annual Meeting but, if any other matters are properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

HADAR SOLOMON

Vice-President, General Counsel & Corporate Secretary

Rosh-Ha’ayin, Israel

Date: August 22, 2005

ECtel Ltd.
10 AMAL ST.
AFEK INDUSTRIAL PARK
ROSH HA'AYIN, ISRAEL

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope herewith provided or return it to ECtel Ltd., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

ECLTD1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ECtel Ltd.

THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

	For	Against	Abstain
1. Re-election of Directors			
A. Eitan Naor	☐	☐	☐
B. Harel Beit-On	☐	☐	☐
C. Giora Bitan	☐	☐	☐
D. Rami Entin	☐	☐	☐

	For	Against	Abstain
2. Re-appointment of Somekh-Chaikin as the Company's Auditors and Authorization of the Board of Directors to Approve Auditor Compensation	☐	☐	☐
3. Amendment of Articles of Association	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

ECtel Ltd.

PROXY

The undersigned hereby appoints Mr. Eitan Naor, President and Chief Executive Officer, and Mr. Hadar Solomon, Vice President, General Counsel and Corporate Secretary, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of ECtel Ltd. (the "Company") which the undersigned is entitled to vote at the 2005 Annual General Meeting of Shareholders (the "Meeting") to be held at the offices of the Company, 10 Amal Street, Afek Industrial Park, Rosh Ha'ayin, Israel on Monday, September 26, 2005 at 5:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the matters on the reverse side, which are more fully described in the Notice of 2005 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

The undersigned acknowledges receipt of the Notice of 2005 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

Please date, sign exactly as your name appears on this Proxy and promptly return the Proxy in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders' register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.

If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE